Exhibit 99.1

Vermilion Energy Inc. Announces Completion of Its Conversion to a Corporation and Final Exchangeable Share Ratio

CALGARY, Alberta--(BUSINESS WIRE)--September 1, 2010--Vermilion Energy Inc. ("Vermilion" or “VEI”) (TSX – VET) announces that it has completed the conversion from an income trust to a corporation pursuant to an arrangement under the Business Corporations Act (Alberta). Units in Vermilion Energy Trust have been converted to common shares in Vermilion Energy Inc. on a one-for-one basis. Exchangeable shareholders will receive 1.89344 common shares of Vermilion Energy Inc. as determined in accordance with the terms of the Plan of Arrangement. As a result, as of the date hereof, Vermilion Energy Inc. has 88,530,155 common shares issued and outstanding.

The final ‘distribution’ to Trust unitholders will be paid on September 15, 2010. Future payments to Vermilion Energy Inc. shareholders will be in the form of a monthly dividend, currently forecast to remain at $0.19 per share.

All registered holders of Vermilion Energy Trust units and holders of Series A exchangeable shares in Vermilion Resources Ltd. will need to complete and return a letter of transmittal (which was mailed with the information circular and proxy statement) along with their unit certificates/exchangeable share certificates to Computershare Investor Services Inc. (the “Depositary”). A copy of the letter of transmittal can be obtained on Vermilion’s website http://www.vermilionenergy.com/ir/financialreports/financialreportscurrent.cfm. If you are a non-registered holder of Trust Units or Exchangeable Shares and hold your Trust Units or Exchangeable Shares through a broker, investment dealer, bank, trust company or other intermediary, please complete the documentation provided to you by your broker or such other intermediary in accordance with the instructions provided by such intermediary.

It is expected that the common shares of VEI will commence trading on the Toronto Stock Exchange under the symbol "VET" on or about Tuesday, September 7, 2010 at which time the Trust's trust units will be delisted from the Toronto Stock Exchange.

Vermilion Energy Inc. is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion targets 5% annual growth in production and reserves per unit through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of Vermilion Energy Inc. hold or control approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Inc. is expected to trade on the Toronto Stock Exchange under the symbol VET.

CONTACT:
Vermilion Energy Inc.
Paul Beique
Vice President Capital Markets
or
Dean Morrison, CFA
Director, Investor Relations
Phone: 403-269-4884
Fax: 403-476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com